

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

July 14, 2016

Maria Fardis, Ph.D.
President and Chief Executive Officer
Lion Biotechnologies, Inc.
112 W. 34th Street, 18th Floor
New York, NY 10120

Re: Lion Biotechnologies, Inc.
Registration Statement on Form S-1
Filed July 1, 2016
File No. 333-212373

Dear Dr. Fardis:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you have two Form S-3 registration statements (333-200418 and 333-203284) on file. For purposes of Securities Act Rule 401(b), the filing of a Form 10-K operates as a Section 10(a)(3) update to a Form S-3 registration statement. At the time that you filed your Form 10-K, it does not appear that you satisfied the eligibility requirements of Form S-3. Please tell us whether any offers or sales were made by you or any selling shareholder under either Form S-3 after you filed your Form 10-K on March 11, 2016. If so, please provide the dates and amounts of securities sold during that period. Please also provide us with a legal analysis regarding your compliance with Sections 5 and 10(a)(3) of the Securities Act and an analysis of any potential liability. Please also update the disclosure in your Form S-1 to describe any potential liability, or, in the alternative, please tell us why such disclosure is not required. Please refer to the Compliance and Disclosure Interpretations Securities Act Rules Question 198.02 and Securities Act Forms Question 114.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Istvan Benko
         TroyGould PC